UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 1, 2006**



REGAL-BELOIT CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**1-7283**	**39-0875718**
(State of other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511
(Address of principal executive office)

(608) 364-8800
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On April 26, 2006, J. Reed Coleman, a Class C Director, and John A. McKay, a Class B Director, retired from their respective Board positions.

On April 26, 2006 the Board of Directors of REGAL-BELOIT Corporation (the "Company") appointed Henry W. Knueppel, who had been serving as the Company's Chief Executive Officer, Chairman and Chief Executive Officer. James L. Packard who had been serving as the Company's Executive Chairman, was appointed as Executive Advisor. Each executive officer of the Company is appointed to serve until his successor is duly appointed by the Board or his earlier removal or resignation from office.

Officer	Age	Title	Business Experience
James L. Packard	63	Executive Advisor	Elected Executive Chairman of the Company 2005; Chairman 1986; Chief Executive Officer 1984 to April 2005; served as President from 1980 to April 2002; joined the Company in 1979. Director, Clarcor Inc. and The Manitowoc Company, Inc.
Henry W. Knueppel	57	Chairman and Chief Executive Officer	Chief Executive Officer of the Company since April 2005; served as President from April 2002 to December 2005 and Chief Operating Officer from April 2002 to April 2005; served as Executive Vice President from 1987 to April 2002; joined the Company in 1979.

The Company has no employment contracts with either Mr. Packard or Mr. Knueppel. However, the existing change of control agreements (the "Agreements") previously entered into with Messrs. Packard and Knueppel will remain in place. Each Agreement provides a three-year employment period for the executive commencing upon a change in control of the Company. The Agreement also provides certain severance benefits in the event that the executive's employment is terminated within three years following a change in control of the Company other than for "cause" or if the executive terminates his employment with "good reason", each as defined in the Agreements. The Agreement provides that upon such termination, the executive will be entitled to receive, among other severance benefits, a severance payment equal to three times the executive's annual salary then in effect plus three times the sum of the amount of the executive's highest annual bonus award during the previous three years and the value of all fringe benefits. If the executive's employment is terminated for cause, or as a consequence of his death or disability, during the three-year employment period following a change in control of the Company, then the severance benefits provided by the Agreements will not be triggered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION

Date: May 1, 2006

By: /s/ David A. Barta

Vice President, Chief Financial Officer